Filed by DHC Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DHC Acquisition Corp.

Commission File No.: 001-40130

BEN Launches New AI Assistants for Automotive Industry, Goes to Market as BENAuto for NADA Debut

New Use Cases Available for NADA Optimize Customer Services, Reporting and Sales Operations in Dealership and Web-based Interactions

JACKSON, WY – January 29, 2024 – Brand Engagement Network (“BEN”), an emerging provider of personalized customer engagement AI, today announced new BEN Auto use cases, designed specifically to solve pressing industry challenges in the automotive space. In partnership with channel partner and BEN investor, AFG Companies, Inc. (“AFG”), the use cases leverage BEN’s human-like AI Assistants as multimodal conversational resources tailored for unique purposes that assist customers as well as augment and enhance professionals, to provide improved customer service interactions and experiences. The AI Assistants are available in app, on the web and can be deployed through life-size kiosks in automotive settings to provide a seamless experience from the web to the dealership. All five AI Assistants are available for demonstration during NADA.

“We are committed to delivering AI solutions that improve customer experience, productivity and results for the automotive vertical,” said Michael Zacharski, Chief Executive Officer of BEN. “BEN is thrilled to deliver these unique AI Assistants, in collaboration with AFG and their expertise servicing 1000+ car dealerships, with the launch of BENAuto. Our goal is to support customer-facing automotive business and operational teams. For dealers, we enhance customer service and vehicle maintenance through our proprietary AI solutions. By pushing and pulling relevant data in and out of dealer systems, we empower our AI Assistants to reduce repetitive manual processes, augment key functions and complete tasks.”

Together, BEN and AFG have designed a suite of products and solutions, powered by BEN’s proprietary AI technology, as well as AFG’s automotive dealership data system, Tronix, to provide real-time information in support of various automotive industry functions – booking an appointment, scheduling vehicle service, finding the best vehicle based on consumer needs, providing fulsome and accurate information and overall reducing friction points related to auto dealership visitation.

BEN’s New Automotive Use Cases Include:

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Dealership Reporting: A personal AI Assistant, Oddo™, reduces the need for manual data searching and spreadsheet-based reporting by leveraging BEN’s proprietary AI technology to strengthen reporting practices and accuracy across the auto industry. Oddo™ harmonizes data across various systems and applications, putting automotive professionals in control of important information anywhere, any time.

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Web AI Assistant: Our Web AI Assistant is a three-in-one solution for transforming the online experience for dealership customers. Part Concierge, part Customer Service Specialist, part Sales AI Assistant – available 24/7/365. SKYE’s primary role is to aid on the Digital Marketing front by meeting customers where they are in a meaningful way and enhancing the overall buying experience. By understanding customer needs and preferences, our AI Assistant works in tandem with the sales team to provide enhanced customer experiences online that carry through to the dealership.

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Sales AI Assistant: Busy dealerships have a new team member capable of starting new conversations or continuing prior ones (online or otherwise). Our Sales AI Assistant, showcased on a life-size, cutting-edge kiosk, offers the perfect blend of uniformity and personalization to each customer through an intuitive interface. This seamless integration ensures a smooth transition from online browsing to in-person dealership experience.

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Service AI Assistant: DASH™, our dedicated Parts and Service AI Assistant, is expertly designed to enhance the way customers interact with automotive service departments by combining proprietary cutting-edge AI and an intuitive interface to deliver exceptional customer service experiences for consumers requiring vehicle maintenance, booking appointments and those who want to learn more about service options and service programs.

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Technician AI Assistant: An advanced Technician AI Assistant, CARL™, ensures quality, efficiency and consistency across automotive service operations. Carefully designed to optimize workflows, compliance and excellence across the board, CARL™ offers real-time guidance, know-how and information to automotive technicians, safeguarding OEM compliance and serving as a vital partner in the garage.

“AFG continues to unite the ecosystem and enable automotive businesses through transformative technology, as demonstrated by these cutting-edge AI Assistants developed in collaboration with the like-minded team at BEN,” said Wright Brewer, Chief Executive Officer, President and Founder of AFG Companies, Inc. “Leveraging Tronix, AFG’s automotive software, BEN’s AI Assistants provide dealerships with much-needed automation and data integration to support customer satisfaction and retention.”

For more information about BEN and how the company is helping automotive organizations with its multimodal AI Assistants, please visit: https://beninc.ai/. To meet with the BENAuto team during the NADA show in Las Vegas, Feb 1-4 please reach out to sales@beninc.ai.

Additional Information about the Business Combination between BEN and DHC and Where to Find It

In connection with a proposed Business Combination with BEN (the “Business Combination”), DHC Acquisition Corp., a special purpose acquisition company has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of DHC’s ordinary shares in connection with DHC’s solicitation of proxies for the vote by DHC’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to BEN shareholders in the Business Combination. After the Registration Statement is declared effective, DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement included in the Registration Statement and the amendments thereto and the definitive proxy statement, as these materials will contain important information about BEN, DHC and the Business Combination. The definitive proxy statement will be mailed to shareholders of DHC as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092.

Participants in the Solicitation

DHC and its directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DHC is contained in DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available. BEN and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DHC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

About BEN

BEN is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation, and operational efficiencies. Powered by a large language model developed based on years of research and development from leading experts in AI and advanced security methodologies, BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

For more information about BEN, please visit: https://beninc.ai/

About DHC Acquisition Corp.

DHC Acquisition Corp. (Nasdaq: DHCA) is a special purpose acquisition company (SPAC) focused on partnering with an innovative technology company. DHC’s mission is to invest in companies which are charting the future of how humans and business interact at the last mile, spanning enterprise infrastructure, industrial IoT, automation, retail and E-commerce infrastructure, automotive, and aerospace. DHC endeavours to enable the applications of innovative technology and business models which bring goods, people, or information to its final destination.

DHC’s approach to business is based on teamwork, integrity and quiet professionalism, qualities we learned during our extensive training in the military. We bring our unique hybrid experience and our values into the corporate world, building high performing teams in a range of specialized industries: technology, consumer, aviation, defense, automotive, investment banking, capital markets, and asset management. Our collective experience includes: >25 years as CEOs of public companies, 8 companies founded, 13 companies acquired, and >55 years in military leadership.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DHC’s or BEN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet Nasdaq’s listing standards; costs related to the Business Combination; BEN’s ability to manage growth; BEN’s ability to execute its business plan; impact of BEN’s M&A activity, including the resources required to complete acquisitions or any resulting unanticipated losses, costs or liabilities; BEN’s ability to compete in the global AI market; weak economic conditions or prolonged economic uncertainties in the markets in which BEN operates; potential litigation involving DHC or BEN; BEN’s ability to adequately protect its intellectual property and general economic and market conditions impacting demand for BEN’s products and services. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither DHC nor BEN undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Disclaimer

This release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Additional information and disclosures would be required for a more complete understanding of BEN’s financial position and results of operations as of, and for the fiscal year ended, December 31, 2023.

BEN Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com